Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

   Re: Entergy Corporation
      Definitive 14A
      Filed March 19, 2007
      File No. 1-11299

Dear Mr. Leonard:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1. You indicate that the personnel committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer has the ability to call or attend personnel committee meetings and whether the chief executive officer met with the personnel committee or compensation consultant.

2. The disclosure in this section is difficult to understand because of your extensive reliance on acronyms to describe your named executive officers, compensation plans, plan goals and earnings used to calculate post-employment benefits. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. Please also consider presenting tabular disclosure for complex information, such as the performance goals and the weighting of factors applicable to your executive annual incentive plan.

3. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element you pay. See Item 402(b)(1)(v) of Regulation S-K. Please discuss how the personnel committee uses survey information prepared by the compensation consultant that tracks compensation data to the named executive officers' peers in general industry and/or energy services companies. To the extent you engage in benchmarking against these companies, please disclose the identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K. Finally, discuss how the personnel committee reviews internal pay equity to set compensation amounts.

Elements of Compensation, page 18

4. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Leonard's salary is more than three times higher than the next highest paid named executive officer, his non-equity incentive plan compensation is more than four times higher than the next highest paid named executive officer and his options award was more than four times the next highest paid named executive officer. Please supplement the disclosure to analyze the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also discuss why the chief executive officer's performance-based compensation is targeted at 80% of annual target total compensation while you

have set the target at 65% for the other named executive officers. Further, please discuss the reasons why the target awards under the executive annual incentive plan are 100% of base salary for the chief executive officer and 70% for the other named executive officers and why the chief executive officer would receive a higher percentage of benefits under the SERP than other named executive officers.

5. Please provide quantitative disclosure of the earnings per share and operating cash flow goals that the personnel committee established for the executive annual incentive plan for 2006 and 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Your statement indicating that the personnel committee "seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year" does not give investors a sense of how difficult it is for you to achieve these goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6. Please analyze how the personnel committee uses the management effectiveness factor to increase the annual funding multiplier.

Stock Options, page 22

7. The personnel committee grants options based on its assessment of individual performance of each named executive officer. Please provide further analysis regarding the manner in which the personnel committee takes into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Retention Agreements, page 26

8. In addition to the change in control provisions in the retention agreements that require the termination of employment for the identified employees, Mr. Smith's retention agreement will award him a retention payment without the termination of employment. Please discuss the rationale for structuring Mr. Smith's

employment agreement in this manner. See Item 402(b)(2)(xi) of Regulation S-K.

Summary Compensation Table, page 28

9. You have included a footnote to column (h) that indicates that the amount includes the annual actuarial increase in the present value of benefits under all pension plans. It is unclear whether you attribute any amounts included in this column to above-market or preferential earnings on nonqualified deferred compensation. Please clarify in the footnote to column (h) which amounts you attribute to each of the change in pension value and nonqualified deferred compensation earnings. See Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

10. With respect to footnote (5), please include a separate footnote for each named executive officer to specify the perquisites received by each if each named executive officer did not receive all of the perquisites you have enumerated. For example, on page 26 you disclose that the chief executive officer did not use corporate aircraft for personal purposes yet footnote (5) applies to his compensation.

2006 Outstanding Equity Awards at Fiscal Year End, page 30

11. Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

2006 Nonqualified Deferred Compensation, page 36

12. In this section, please disclose the type of compensation that a named executive officer may defer, and disclose any limitations on the extent to which deferral is permitted. Also discuss the measures for calculating interest or other plan earnings, quantifying interest rates and other earnings measures applicable during the last fiscal year. See Item 402(i)(3) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 37

13. The disclosure regarding the potential payments upon termination or change in control is lengthy, overly legalistic and difficult to understand. Please revise your disclosure consistent with the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934. Instead of referring to definitions included in the various plans, please define the terms in this section. Finally, please include the pension benefits that the named executive officers will receive and that you reference in footnote (1) to each table, and include a separate column for benefits

received upon a change in control without termination for the benefits that Mr. Smith would receive in such event.

14. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel